BLUE WORLD ACQUISITION CORPORATION

December 10, 2021

Via Edgar

Mr. Patrick Costello

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Blue World Acquisition Corporation
Draft Registration Statement on Form S-1
Filed September 14, 2021
CIK No. 0001878074

Dear Mr. Costello:

This letter is in response to the letter dated October 8, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Blue World Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement to amend the Draft Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form S-1 filed September 14, 2021

Cover Page

1. We note that your Sponsor is located in Hong Kong, a majority of your executive officers and directors appear to be located in and have significant ties to China, and your disclosure that you are seeking to acquire a company that may be based in China in an initial business combination. Please disclose that your Sponsor is located in Hong Kong and, if accurate, that a majority of your officers and directors are located in China prominently on the prospectus cover page. We note your statement that you will “exclude any target having major operation in China through a VIE’,” (emphasis added) in the seventh paragraph on your cover page, which is inconsistent with other disclosure that references the exclusion of targets having major operations in China through a VIE. Please revise to clarify with specificity and consistency your intentions with respect to targets that may have operations in China through a VIE. Your disclosure also should describe the legal and operational risks associated with your officers and directors being based in China and acquiring a company that does business in China with greater specificity. In this respect, the majority of your cover page disclosure on this point provides examples of the risks associated with the VIE structure, but does not address other material risks associated with targeting a China-based entity or the fact your Sponsor is a Hong Kong company and that the majority of your officers and directors appear to be based in China. Your disclosure should make clear whether such risks could result in a material change in your or the target company’s post-combination operations, the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless in addition to the uncertainty and vagueness surrounding PRC regulations. In addition, please expand your disclosure on the cover page and in the Summary to clarify for investors the risks associated with potentially being able to effect service of process upon your executive officers and directors.

Response: We acknowledge the comment and respectfully advise the Staff that even though our sponsor is located in Hong Kong, a majority of our management, including officers and directors are living outside of China. With regards to two executive officers, Mr. Liang Shi and Mr. Tiantong Yan, whom are currently located in China and fluent in English, we expect them to travel outside China (including Hong Kong and Macau) during our search for a target company as needed. Further, we revised our disclosure on the cover page, prospectus summary on pages 3, 6, 7, and 10, risk factors on pages 51 and 65, Proposed Business on page 69 of the Registration Statement to state that we will not undertake our initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau), and we expect our management to travel and conduct business outside of China during our search for target companies as needed. Subsequently, we removed our prior disclosures related to the PRC.

Prospectus Summary, page 1

2. Please revise your summary risk factors related to the risks associated with acquiring a company whose corporate structure or whose operations is in China to provide cross-references to the more detailed discussion of these risks in the prospectus.

Response: Please kindly refer to our response to comment 1 above.

3. We note that you indicate you are not required to obtain permission from any PRC authorities because you are a Cayman Islands company with no operations in China and your sponsor is a Cayman Islands company. This is not consistent with disclosure elsewhere that indicates your sponsor is a Hong Kong company. Please revise for consistency and explicitly address whether the fact that your sponsor is a Hong Kong company may require you to obtain permission from PRC authorities. If so, please disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comments, we revised our disclosure under “Permission Required from the PRC Authorities for this Offering and a Business Combination” on pages 10 and 69 of the Registration Statement to state that as a Cayman Islands company with no operations in China and with a majority of management located outside of China and expected to conduct a target search primarily outside of China, we are not required to obtain permission from any Chinese authorities to operate or to issue the securities being issued in this offering to any investors, including Chinese investors, if any, nor have we been contacted by any Chinese authorities in connection with our operations or this offering, and we do not expect that permission will be required from the Chinese authorities in connection our business combination since we will not undertake our initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau).

4. We note that your disclosure on page 11 describes certain restrictions on foreign exchange and your ability to transfer funds, but it does not clarify how you intend to transfer cash through a post-combination organization if you acquired a company based in China. Please also expand your disclosure regarding any restrictions to transfer funds between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. In this respect, your current disclosure only addresses the ability of a PRC subsidiary to pay dividends to a Hong Kong subsidiary. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: Please kindly refer to our response to comment 1 above.

5. We note your disclosure on pages 10, 52 and 79. Please revise to clarify that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: Please kindly refer to our response to comment 1 above.

Risk Factors, page 30

6. Please revise your risk factor disclosure regarding the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares.

Response: Please kindly refer to our response to comment 1 above.

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact your business on a post-combination basis.

Response: Please kindly refer to our response to comment 1 above.

Capitalization, page 69

8. We note that you are offering 8,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 7,308,687 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 8,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: In conjunction with the above Staff’s comment, we revisited the guidance in ASC 480-10-S99-3A and are in agreement with the Staff’s position. We respectfully advise the Staff that we have revised the Capitalization table on page 59 of the Registration Statement to present all 8,000,000 Class A ordinary shares outside of permanent equity. Also, we added the following footnote (4) to the Capitalization table:

All of the 8,000,000 shares of Class A ordinary shares sold as part of the units in the offering contain a redemption feature which allows for the redemption of such public shares in connection with our liquidation, if there is a shareholder vote or tender offer in connection with the business combination and in connection with certain amendments to our amended and restated memorandum and articles of association. In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the 8,000,000 shares of Class A ordinary shares sold as part of the units in the offering will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. Our ordinary shares subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, we have the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. We have elected to recognize the changes immediately. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

[signature page follows]

Very truly yours,

By:	/s/ Liang Shi
Liang Shi
Chief Executive Officer

cc:	Arila Zhou, Esq.
Hunter Taubman Fischer & Li LLC

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